UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*
(Amendment No.    )

SIRIUSPOINT LTD.
(Name of Issuer)
Common Shares, par value $0.10 per share
(Title of Class of Securities)
G8192H106
(CUSIP Number)

Weihe Shang, General Counsel CMIG International Holding Pte. Ltd. 3 Temasek Avenue Centennial Tower, #17-10, Singapore 039190 +65 6850 0500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 26, 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
*          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. G8192H106

1	NAMES OF REPORTING PERSONS China Minsheng Investment Group Corp., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 75,789,774 (1) (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 75,789,774 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,789,774 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.9%
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)  Includes 20,991,337 Common Shares issuable upon the exercise of 20,991,227 Warrants (as defined below).

(2)  Pursuant to the Investor Rights Agreement (as defined in Item 6 of the attached Schedule 13D), the Reporting Persons’ voting power in the Issuer will be capped at 9.9%, in accordance with the terms described in the Investor Rights Agreement and the Bye-laws of the Issuer.

SCHEDULE 13D
CUSIP No. G8192H106

1	NAMES OF REPORTING PERSONS CMIG International Holding Pte. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 75,789,774 (1) (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 75,789,774 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,789,774 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.9%
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)  Includes 20,991,337 Common Shares issuable upon the exercise of 20,991,227 Warrants (as defined below).

(2)  Pursuant to the Investor Rights Agreement (as defined in Item 6 of the attached Schedule 13D), the Reporting Persons’ voting power in the Issuer will be capped at 9.9%, in accordance with the terms described in the Investor Rights Agreement and the Bye-laws of the Issuer.

SCHEDULE 13D
CUSIP No. G8192H106

1	NAMES OF REPORTING PERSONS CM Bermuda Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 75,789,774 (1) (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 75,789,774 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,789,774 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.9%
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)  Includes 20,991,337 Common Shares issuable upon the exercise of 20,991,227 Warrants (as defined below).

(2)  Pursuant to the Investor Rights Agreement (as defined in Item 6 of the attached Schedule 13D), the Reporting Persons’ voting power in the Issuer will be capped at 9.9%, in accordance with the terms described in the Investor Rights Agreement and the Bye-laws of the Issuer.

Explanatory Note
The securities reported herein may be deemed to be beneficially owned by China Minsheng Investment Group Corp., Ltd. (“CMIG”) and certain of its affiliates.  On February 26, 2021, SiriusPoint Ltd. (formerly known as Third Point Reinsurance Ltd. (“TPRE”)), a Bermuda exempted company limited by shares (the “Issuer”), consummated the previously announced acquisition of Sirius International Insurance Group, Ltd., a Bermuda exempted company limited by shares (“Sirius”), pursuant to the Agreement and Plan of Merger, dated as of August 6, 2020 (the “Merger Agreement”), by and among Third Point Reinsurance Ltd., Yoga Merger Sub Limited, a Bermuda exempted company limited by shares and a wholly owned subsidiary of Third Point Reinsurance Ltd. (“Merger Sub”), and Sirius, pursuant to which Merger Sub merged with and into Sirius in accordance with the Companies Act 1981 of Bermuda, with Sirius surviving the merger as a wholly owned subsidiary of the Issuer. The transactions contemplated by the Merger Agreement are referred to herein as the “Business Combination”.  In connection with the Business Combination, CMIG and certain of its affiliates may now be deemed to be the beneficial owner of certain common shares of the Issuer, par value $0.10 per share (“Common Shares”), including the securities reported herein.  In connection with the Business Combination, CMIG will report the ownership of the Common Shares it may be deemed to beneficially own on this Statement on Schedule 13D (this “Schedule 13D”).  The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit B.
Item 1.  Security and Issuer.
This Schedule 13D relates to the Common Shares of the Issuer.  The principal executive offices of the Issuer are located at Point House, 3 Waterloo Lane, Pembroke HM 08, Bermuda.
Item 2.  Identity and Background
(a)          This statement is filed by (i) China Minsheng Investment Group Corp., Ltd., a company organized under the laws of the People’s Republic of China (“CMIG”), (ii) CMIG International Holding Pte. Ltd., a Singapore incorporated company (“CMIG International”), and (iii) CM Bermuda Limited, a Bermuda exempted company limited by shares (“CM Bermuda”, together with CMIG and CMIG International, the “Reporting Persons”).
(b)          The business address of CMIG is 25/F, The Bund Square, 100 South Zhongshan Street, Shanghai 200010, People’s Republic of China.  The business address of CMIG International is 3 Temasek Avenue, Centennial Tower, #17-10, Singapore 039190.  The business address of CM Bermuda is Canon’s Court, 22 Victoria Street, Hamilton HM 12, Bermuda.
(c)          The principal business of CMIG is to operate as a private investment company, with business activities including equity investment, equity investment management, business consulting, financial consulting, industrial investment, asset management and investment consulting.  The principal business of CMIG International is investment.  The principal business of CM Bermuda is to operate as an acquisition entity through which CMIG and CMIG International hold the Common Shares and other forms of merger consideration that the Reporting Persons received upon the closing of the Business Combination.
(d)          During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)          During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)          See Item 2(a) above for place of organization or citizenship of each of the Reporting Persons.
Item 3.  Source and Amount of Funds or Other Consideration
The Reporting Persons acquired the securities reported pursuant to the Merger Agreement.  Upon the closing of the Business Combination, the Reporting Persons acquired (i) 54,798,437 Common Shares, (ii) 11,710,956 Series A Preference Shares, par value $0.10 per share, of the Issuer (which may convert into Common Shares, as described in

Item 6 below) (“Series A Preference Shares”), (iii) 20,991,337 warrants to purchase Common Shares (“Warrants”), and (iv) $99,985,052 aggregate principal amount of that certain upside right issued by the Issuer as merger consideration (which may convert into Common Shares, as described in Item 6 below) (“Upside Rights”). The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is attached hereto as Exhibit B.
Item 4.  Purpose of Transaction.
The Reporting Persons acquired the securities reported herein for investment purposes.  The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Shares, conditions in the securities markets and general economic and industry conditions and the terms of the Registration Rights Agreement (as defined below) and the Investor Rights Agreement (as defined below), the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, selling Common Shares, engaging in communications with management and the Board of Directors of the Issuer and engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment.
The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4, as applicable.
Item 5.  Interest in Securities of the Issuer.
(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.  Calculations of the percentage of Common Shares beneficially owned assumes that there are a total of 180,999,108 Common Shares outstanding as of March 1, 2021 and that all of the 20,991,337 Warrants held by CM Bermuda have been exercised.
(c)          Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transaction in the past 60 days in Common Shares.
(d)          None.
(e)          Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Series A Preference Shares

At the effective time of the Business Combination (the “Effective Time”), the Issuer entered into a certificate of designation for the Series A Preference Shares (the “Series A Certificate of Designation”).  The Series A Preference Shares rank pari passu with the Common Shares with respect to the payment of dividends or distributions.  Each Series A Preference Share has voting power equal to the number of Common Shares into which it is convertible, and the Series A Preference Shares and Common Shares shall vote together as a single class with respect to any and all matters.  Upon the third anniversary of the Effective Time, as described in the Series A Certificate of Designation and pursuant to the analysis of an independent actuarial team, the Issuer will calculate the total amount of TPRE’s COVID-19 losses in excess of $51.1 million (the “TPRE Net COVID Loss”) and the total amount of Sirius’s COVID-19 losses in excess of $150 million (the “Sirius Net COVID Loss”).  If TPRE’s COVID-19 losses are less than or equal to $51.1 million, the TPRE Net COVID Loss will equal $0, and if Sirius’ COVID-19 losses are less than or equal to $150 million, the Sirius Net COVID Loss will equal $0.  Should the Sirius Net COVID Loss be greater than the TPRE Net COVID Loss, then a number of Series A Preference Shares will be forfeited by the holders of Series A Preference Shares (including CM Bermuda) equal to (x) the lesser of (i) the Sirius Net COVID Loss minus the TPRE Net COVID Loss and (ii) $100 million divided by (y) the volume-weighted average price (“VWAP”) of the Common Shares measured over the thirty business day (where normal trading occurs on U.S. national and regional exchanges) (“Trading Day”) period prior to the date five business days after the calculation of the TPRE Net COVID Loss and Sirius Net COVID Loss (the “Final Adjustment Determination Date”).  Should the TPRE Net COVID Loss be greater than the Sirius Net COVID Loss, then a number of Series A Preference Shares will be issued to the holders of Series A Preference Shares (including CM Bermuda) equal to (x) the TPRE Net COVID Loss minus the Sirius Net COVID Loss divided by (y) the 30-Trading Day VWAP during the period prior to the Final Adjustment Determination Date.  After either such adjustment occurs, the Series A Preference Shares will convert into Common Shares based on the conversion ratio of one Series A Preference Share to one Common Share, subject to the adjustment as set forth in the Series A Certificate of Designation.

The foregoing summary of the Series A Preference Shares and the Series A Certificate of Designation does not purport to be a complete description and is qualified in its entirety by reference to the Series A Certificate of Designation, which is attached hereto as Exhibit C.

Warrant Agreement

On February 26, 2021, the Issuer entered into a warrant agreement (the “Warrant Agreement”).  Pursuant to the Warrant Agreement, holders of Warrants (including CM Bermuda) may exercise each Warrant to purchase one Common Share for $11.00 per share, subject to adjustment as set forth in the Warrant Agreement.  The Warrants are exercisable at any time after the Effective Time through the fifth anniversary of the Effective Time.  If the Warrants are not exercised prior to the fifth anniversary of the Effective Time, the Warrants will expire without value.

The foregoing summary of the Warrants and the Warrant Agreement does not purport to be a complete description and is qualified in its entirety by reference to the Warrant Agreement, which is attached hereto as Exhibit D.

Upside Rights

At the Effective Time, the Issuer issued Upside Rights.  Pursuant to the Upside Rights, if (i) the last reported sales price of the Common Shares for each of 30 consecutive trading days exceeds the target price of $20.00 (the “Target Price”), subject to adjustment, prior to the first anniversary of the Effective Time, or (ii) the Issuer enters into a definitive agreement to consummate a change of control transaction and the per share consideration in such transaction exceeds the Target Price, the principal amount of the Upside Rights will become immediately due and payable.  Settlement of the Upside Rights will be in a number of Common Shares equal to $100,070,726 divided by the Issuer’s average share price determined using a 30-day VWAP, or in the case of a change of control transaction, the lesser of the per share consideration being offered in such change of control transaction and the Issuer’s average share price determined using a 30-day VWAP.

The foregoing summary of the Upside Rights does not purport to be a complete description and is qualified in its entirety by reference to the written instrument representing the Upside Rights, which is attached hereto as Exhibit E.
Registration Rights Agreement
At the Effective Time, the Issuer and CM Bermuda entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which CM Bermuda is able to require the Issuer, beginning after the lock-up period described below, to file one or more registration statements with the U.S. Securities and Exchange Commission covering the public resale of Common Shares beneficially owned by CM Bermuda.  The rights of CM Bermuda and its permitted transferees under the Registration Rights Agreement will remain in effect with respect to all Common Shares covered by such agreement until such securities (i) are sold in a private transaction in which the transferor’s rights under the Registration Rights Agreement are not assigned to the transferee, (ii) are sold pursuant to an effective registration statement, (iii) are sold pursuant to Rule 144 or Rule 145 (or any similar provision then in force under the Securities Act of 1933), (iv) may be sold pursuant to Rule 144 without any conditions, (v) with respect to any particular holder, such holder beneficially owns less than 2% of the Common Shares or (vi) shall have ceased to be outstanding.

Demand Registration.  CM Bermuda is able to request an unlimited number of registrations under the Securities Act of 1933 of all or any portion of the Common Shares covered by the Registration Rights Agreement, and the Issuer is obligated, subject to limited exceptions, to register such shares as requested by CM Bermuda.  Subject to certain exceptions, the Issuer may defer the filing of a registration statement after a demand request has been made if, at the time of such request, the Issuer’s board of directors determines that any pending or imminent event would require disclosure of material, non-public information in the registration statement for such registration statement not to be materially misleading and would not otherwise be required to be publicly disclosed by the Issuer.  The Issuer is not obligated to effect more than one demand registration in any 60-day period or a demand registration that would reasonably be expected to result in gross cash proceeds of less than $50 million.

Shelf Registration.  At any time after expiration of the applicable lock-up period, the Issuer is obligated, upon request by CM Bermuda, to file a shelf registration statement to register all or any portion of the Common Shares covered by the Registration Rights Agreement.  CM Bermuda may, at any time and from time to time, request that the Issuer complete an unlimited number of shelf take-downs, subject to certain limited exceptions.

Piggy-Back Registration.  If at any time the Issuer intends to file on its behalf or on behalf of any of its other security holders a registration statement in connection with a public offering of any of the Issuer’s securities on a form and in a manner that would permit the registration for offer and sale of the Common Shares held by CM Bermuda, CM Bermuda has the right to include its Common Shares in that offering.  CM Bermuda’s ability to participate in any such offering will be subject to market “cut-back” exceptions.

Registration Procedures; Expenses.  The Issuer is responsible for all registration expenses, including expenses incurred by the Issuer, in connection with the registration, offer and sale of securities under the Registration Rights Agreement by CM Bermuda, except for selling commissions and transfer taxes applicable to such sale.

The Registration Rights Agreement sets forth customary registration procedures, including an agreement by the Issuer to make its management reasonably available to participate in road show presentations in connection with any underwritten offerings.  The Issuer also agrees to indemnify CM Bermuda and its permitted transferees with respect to liabilities resulting from untrue statements or omissions in any registration statement used in any such registration, other than untrue statements or omissions resulting from information furnished to the Issuer for use in a registration statement by CM Bermuda or any permitted transferee.
The Registration Rights Agreement also includes a lock-up agreement, pursuant to which CM Bermuda agrees not to sell, transfer, hedge or otherwise dispose of its Common Shares during the period from the Effective Time through and including (i) the 225th day following the Effective Time with respect to 30,833,328 of its Common Shares (assuming the Series A Preference Shares, the Warrants and the Upside Rights were fully converted, exercised or exchanged to or into Common Shares on the date hereof), (ii) the 365th day following the Effective Time with respect to 30,833,327 of its Common Shares (assuming the Series A Preference Shares, the Warrants and the Upside Rights were fully converted, exercised or exchanged to or into Common Shares on the date hereof) and (iii) the 450th day following the Effective Time with respect to 30,833,327 of its Common Shares (assuming the Series A Preference Shares, the Warrants and the Upside Rights were fully converted, exercised or exchanged to or into Common Shares on the date hereof).
The foregoing summary of the Registration Rights Agreement does not purport to be a complete description and is qualified in its entirety by reference to the Registration Rights Agreement, which is attached hereto as Exhibit F.
Investor Rights Agreement
At the Effective Time, the Issuer and CM Bermuda entered into an Investor Rights Agreement (the “Investor Rights Agreement”), pursuant to which CM Bermuda’s and its affiliates’ voting power in the Issuer will be capped at 9.9%, in accordance with the terms described in the Investor Rights Agreement and the Bye-laws of the Issuer, and, for so long as CM Bermuda and its affiliates beneficially own at least 9.9% of the Common Shares, they shall have the right to designate an observer to the Board.  In addition, for so long as CM Bermuda and its affiliates and its related persons beneficially own at least 9.9% of the Common Shares, they will be subject to certain customary standstill restrictions.  CM Bermuda’s board observer right and the standstill restrictions will terminate on the later of the 450th day after the closing of the Business Combination and the date on which CM Bermuda or one of its affiliates or related persons no longer has a representative designated by CM Bermuda or one of its affiliates or related persons serving as a director on the Issuer’s board of directors.

The foregoing summary of the Investor Rights Agreement does not purport to be a complete description and is qualified in its entirety by reference to the Investor Rights Agreement, which is attached hereto as Exhibit G.
Board Representation
At the Effective Time, the Issuer announced the appointment of Peter W.H. Tan to the board of directors of the Issuer.  Mr. Tan is Chairman of CMIG International and CM Bermuda, which has entered into each of the Registration Rights Agreement and the Investor Rights Agreement with the Issuer, as described above.
Incorporation by Reference
The information set forth in Item 4 and Item 5 hereof is hereby incorporated by reference into this Item 6, as applicable.
Item 7. Material to Be Filed as Exhibits.
Exhibit A          Joint Filing Agreement by and among the Reporting Persons (filed herewith).
Exhibit B          Agreement and Plan of Merger, dated as of August 6, 2020, by and between Third Point Reinsurance Ltd., Yoga Merger Sub Limited and Sirius International Insurance Group, Ltd. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Third Point Reinsurance Ltd. on August 10, 2020 (File No. 001-36052)).
Exhibit C          Series A Preference Shares Certificate of Designation, dated February 26, 2021 (incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K filed by SiriusPoint Ltd. on February 26, 2021 (File No. 001-36052)).
Exhibit D          Warrant Agreement, dated February 26, 2021 (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by SiriusPoint Ltd. on February 26, 2021 (File No. 001-36052)).
Exhibit E          Upside Rights, dated February 26, 2021 (incorporated by reference to Exhibit 4.3 of the Current Report on Form 8-K filed by SiriusPoint Ltd. on February 26, 2021 (File No. 001-36052)).
Exhibit F          Registration Rights Agreement, between SiriusPoint Ltd. and CM Bermuda Limited, dated February 26, 2021 (incorporated by reference to Exhibit 4.4 of the Current Report on Form 8-K filed by SiriusPoint Ltd. on February 26, 2021 (File No. 001-36052)).
Exhibit G          Investor Rights Agreement, between SiriusPoint Ltd. and CM Bermuda Limited, dated February 26, 2021 (incorporated by reference to Exhibit 4.5 of the Current Report on Form 8-K filed by SiriusPoint Ltd. on February 26, 2021 (File No. 001-36052)).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  March 8, 2021
CHINA MINSHENG INVESTMENT GROUP CORP., LTD.

By:	/s/ Li Guangrong
	Name:	Li Guangrong
	Title:	CEO

CMIG INTERNATIONAL HOLDING PTE. LTD.

By:	/s/ Tan Kim Han Raymond
	Name:	Tan Kim Han Raymond
	Title:	Director

CM BERMUDA LIMITED

By:	/s/ Tan Kim Han Raymond
	Name:	Tan Kim Han Raymond
	Title:	Director

[SiriusPoint Ltd. – Schedule 13D]